Paul Hastings LLP

December 20, 2013

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:                          William H. Thompson

Accounting Branch Chief

Re:          Companhia Energética de Minas Gerais — CEMIG

Form 20-F for the Year Ended December 31, 2012

Filed April 30, 2013

File No. 1-15224

Dear Mr. Thompson:

On behalf of Companhia Energética de Minas Gerais — CEMIG (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated December 16, 2013 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2012 within the timeframe of 10 business days mentioned in the Comment Letter.  The Company respectfully informs the Staff that it intends to provide a response letter no later than January 21, 2014.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 318-6988.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

cc:	Adam Phippen, SEC Staff Accountant
Luiz Fernando Rolla, CEMIG
Antônio Vélez, CEMIG
Steven Sandretto, Paul Hastings LLP